Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Inpixon on Form S-8 [FILE NO. 333-216295], Form S-8 [FILE NO. 333-195655] and Form S-3 [FILE NO. 333-204159] of our report dated April 17, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Inpixon and Subsidiaries (formerly known as Sysorex Global and Subsidiaries) as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015, which report is included in this Annual Report on Form 10-K of Inpixon for the year ended December 31, 2016.

/s/ Marcum llp

Marcum llp

New York, NY

April 17, 2017